[redacted]

RECD S.E.C.
MAY 30 2008

Mail Processing Section
MAY 30 2008
Washington, DC
106

08031954

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48295

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/07** (MM/DD/YY) AND ENDING **03/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

445 Park Avenue
(No. and street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Akihide Hirao **212-705-0882**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

The Bridgeford Group, Inc. (A wholly-owned subsidiary of Mizuho Securities Co., LTD. –
a Mizuho Company)
March 31, 2008
With Report of Independent Registered Public Accounting Firm

AFFIRMATION

I, Hiroshi Kaneko, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to The Bridgeford Group, Inc., (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company) as of March 31, 2008, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 5/28/08

Signature Date

Director

Title

[signature]

Notary Public

Nancy J. Cohen
Notary Public State of NY
No 01CO6134863
Qualified in New York County
My Commission Expires 10/11/09

5/28/08

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD – a Mizuho Company)

March 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
The Bridgeford Group, Inc. (a wholly-owned subsidiary of
Mizuho Securities Co., LTD. – a Mizuho Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company), (the "Company") as of March 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 22, 2008

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD – a Mizuho Company)

Statement of Financial Condition

March 31, 2008

Assets	
Cash and cash equivalents	$ 2,895,478
Securities owned – at fair value	20,924,972
Fees receivable	129,980
Premises and equipment, net	22,948
Other assets	424,561
Total assets	$ 24,397,939
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 1,357,737
Payable to affiliate	73,377
Other liabilities	1,811
Total liabilities	1,432,925
Stockholder's equity:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	24,000,000
Accumulated deficit	(2,034,986)
Total stockholder's equity	22,965,014
Total liabilities and stockholder's equity	$ 24,397,939

See notes to statement of financial condition.

1. General

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities Co., Ltd. ("MHSC"), which, in turn, is 89.81% owned by Mizuho Corporate Bank, Ltd. ("MHCB"), whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"), and 10.19% owned by Norinchukin Bank ("NB"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges and provides comprehensive financial services through its subsidiaries. NB is the central bank for Japanese agricultural, forestry, and fishery cooperative systems. The Company engages in material transactions with its affiliates. The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are as follows:

Securities Owned: Securities transactions are recorded on a trade date basis and are recorded at fair value. Accrued interest is included in interest income on the statement of operations.

Fee Income: Fee income is recognized when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered on an accrual basis.

Cash and Cash Equivalents: The Company considers cash and cash equivalents to be liquid investments with initial maturities of three months or less.

Income Taxes: The Company accounts for incomes taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws.

2. Significant Accounting Policies (continued)

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results could differ from those estimates.

Financial Instruments: The Company's financial instruments are carried at fair value or at amounts which approximate fair value. Assets and liabilities including cash and cash equivalents, receivables, and payables are all carried at cost which approximates fair value. Securities owned are stated at fair value.

Premises and Equipment: Premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the declining balance method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the declining balance method.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ('Day 1 profit and loss') and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for statements of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently assessing the impact SFAS No. 157 will have on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for

2. Significant Accounting Policies (continued)

which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact SFAS No. 159 will have on its statement of financial condition.

3. Premises and Equipment

Premises and equipment consist of the following as of March 31, 2008:

Furniture and fixtures	$ 55,975
Computers and telephones	88,484
Leasehold improvements	11,558
	156,017
Less accumulated depreciation and amortization	(133,069)
Premises and equipment – net	$ 22,948

4. Securities Owned

At March 31, 2008, the Company had government agency securities with a market value of $20,924,972, included in securities owned on the statement of financial condition.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity.

5. Income Taxes

At March 31, 2008 the Company has a gross Federal deferred tax asset at March 31, 2008 of $3,119,000, and a gross state and local deferred tax asset at March 31, 2008 of $274,000. The deferred tax asset is primarily attributable to the Company's net operating loss carryforward and alternative minimum tax credit carryforward. The Company has recorded a valuation allowance against the entire deferred tax asset because, in the opinion of management, it is more likely than not that the benefit resulting from the asset will not be realized.

The Company has a federal tax net operating loss ("NOL") carryforward of approximately $8,852,000, which begins to expire after March 31, 2008. The Company also has a state NOL carryforward of approximately $3,555,000, which will begin to expire after March 31, 2024.

The Company has established a deferred tax asset to reflect the future tax benefit resulting from an alternative minimum tax credit carry-forward of approximately $62,000. A valuation allowance was established with respect to this asset since, in management's opinion, it is more likely than not that no benefit will be realized from this asset. The alternative minimum tax credit may be carried forward indefinitely.

On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's statement of financial condition in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for statement of financial condition disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Upon adoption of FIN48, the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes did not change.

The Company adopted the provisions of FIN 48 on April 1, 2007. There are no identified uncertain tax positions, and therefore the adoption had no impact on the Company's statement of financial condition.

5. Income Taxes (continued)

As of March 31, 2008, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's returns for tax years ending March 31, 2005 through March 31, 2007 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's statement of financial condition.

6. Related Party Transactions

Total cash and cash equivalents include interest-bearing deposits with an affiliate plus accrued interest in the amount of $1,061,718 at March 31, 2008. Interest-bearing deposits with an affiliate are placed with Mizuho Holdings Corporate Bank – Cayman Branch.

7. Commitments and Contingencies

The Company signed a long-term office lease agreement for the period November 1, 2007 through November 31, 2017. The minimum lease obligation at March 31, 2008 is as follows:

	Minimum Annual Rental
Year ending March 31:	
2009	$ 307,404
2010	335,350
2011	335,350
2012	335,350
2013	341,233
Thereafter	1,630,860

8. Net Capital Requirement

Pursuant to the Uniform Net Capital Rule (the "Rule 15c3-1") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2008, the Company had net capital of $21,172,756, which was $21,077,228 in excess of minimum net capital requirements of $95,528. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

END